Philips appoints Pieter Nota as CEO of the Consumer Lifestyle sector and member of its Group Management

May 28, 2010
Amsterdam, The Netherlands - Royal Philips Electronics (NYSE:PHG, AEX: PHI) today announced the appointment of Pieter Nota as Chief Executive Officer of Philips Consumer Lifestyle and member of its Group Management, effective September 1, 2010, succeeding Andrea Ragnetti, who, as announced previously, will leave Philips as of the same date. To ensure a smooth transition, Mr. Nota will join Philips on August 1, 2010. It is Philips’ intention to propose the appointment of Mr. Nota as a member of the Board of Management of Philips to its Annual General Meeting of Shareholders, to be held on March 24, 2011.

Mr. Nota (Dutch, 1964) joins Philips from Beiersdorf AG (a.o. Nivea), a leading global cosmetics company, based in Hamburg, Germany, where he serves on its Board of Management as Chief Marketing & Innovation Officer with overall responsibility for brands as well as marketing, innovation and sales, including a significant regional P&L responsibility. Prior to this, Mr. Nota worked for 15 years at Unilever in several international management positions.

“I am very pleased that in Pieter Nota, we have been able again to attract a leader for our Consumer Lifestyle sector with a strong track record and established leadership in brand management  and consumer marketing,” Gerard Kleisterlee, President and Chief Executive Officer of Philips, commented. “Moreover, on our journey to become a global leader in health and well-being, I believe we will benefit from Pieter’s rich experience in particularly the well-being area.”

”I am very happy to join Philips in this exciting role and look forward to working, together with the management team of the sector, on further strengthening Philips’ presence in the consumer markets,” Mr. Nota commented. “Philips is a fantastic brand with a substantial equity, and I firmly believe that the sector I will now have a chance to lead is well-positioned for continued success.”

Mr. Nota’s CV and a hi-res image are available here.

For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: + 31 20 59 77 477
E-mail: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at -www.philips.com/newscenter.